Mail Stop 4561

September 11, 2008

Jesper Toft, Chief Executive Officer
Inscrutor, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

       Re: Inscrutor, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed August 28, 2008
               File No. 333-152579

Dear Mr. Toft:

       We have reviewed your revised registration statement and response letter, and have the following comments:

Part II

Recent Sales of Unregistered Securities, page II-14

1.   We note your response to comment 2 from our letter of August 19, 2008. We refer in particular to your statement that the company relied on Section 4(2) of the Securities Act for exemption from registration for the issuance of the spun-off shares of Inscrutor to the Visator shareholders, although no consideration was provided for the spun-off shares. Without commenting on the applicability of the Section 4(2) exemption in the circumstances you describe, we believe you should expand your disclosure in this section to include all of the significant facts and circumstances that support your claim to the Section 4(2) exemption. Among other matters, you should disclose whether the recipients of the spun-off shares were accredited or sophisticated with access to information, and revise to disclose what investigation you made or steps you took to determine the status of the recipients. You should also disclose what information, if any, you provided to recipients in connection with the spin-off. See Item 701(d) of Regulation S-K.

2.   Please tell us what information you provided to the recipients regarding the transfer restrictions relating to the spun-off shares, and tell us whether your stock transfer books include stop transfer instructions that reflect these transfer restrictions.

Financial Statements

Note 1 -- Organization and Operations, page F-7

3. Notwithstanding your response to prior comment 3 from our letter of
    August 19, 2008, your revised disclosure in Note 1 to the financial statements
    continues to suggest that the spun-off shares of Inscrutor were not yet issued to
    the Visator shareholders as of July 16, 2008. Please further revise your disclosure
    to clarify, if accurate, that although your books and records reflect the issuance of
    the spun-off shares as of May 30, 2008, the stock certificates have not yet been
    delivered to shareholders because the company has not yet hired a transfer agent.

                              ***

        Please contact Katherine Wray at (202) 551-3483 with any questions. If you
require further assistance you may contact me at (202) 551-3503. You may contact Mark
P. Shuman, Branch Chief – Legal, at (202) 551-3462 in the event that you thereafter
require further assistance.

                                          Sincerely,

                                          David L. Orlic
                                          Special Counsel

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP